Exhibit 1.1

WISeKey Releases CEO Letter to Shareholders

Geneva, August 10, 2023 - WISeKey International Holding Ltd. (“WISeKey”) (SIX: WIHN, NASDAQ: WKEY), a leader in cybersecurity, AI, Blockchain, and IoT operating as a holding company, today released a letter to shareholders from Carlos Moreira, its Founder and CEO.

To our Esteemed Shareholders,

I am pleased to take this opportunity to summarize our recent business developments, our financial performance for the first half of 2023, and update you on our vision and strategic direction going forward.

Specifically, 2023 year-to-date milestones include…

•	Our H1 2023 revenue reached $15.1M, up 39% from H1 2022.

•	Our semiconductor segment H1 2023 revenue was $14.8M, up 38% from H1 2022.

•	We reorganized as a holding company with four subsidiaries which are fuelling our tech portfolio, with opportunities for IoT products valued at $60M.

•	Recent developments in each of our subsidiaries include:

o	Listing of our SEALSQ subsidiary on Nasdaq (ticker: LAES) with a valuation of approximately $160 million (as of the date of this letter); WISeKey currently retains a 90% stake.

o	Signing of several partnership distribution agreements to expand client base and accelerate he business expansion in North America

o	Launching of a project for the development of a new Quantum-resistant TPM compliant Semiconductors

o	WISeSat.Space focuses on the deployment of cost-effective picosatellites; 17 already operational.

o	WISeID offers strong cybersecurity & digital identity solutions to protect corporations and individuals against unauthorized access.

o	Our NFT platform, WISe.ART, got a boost through a grant from a partnership with The Hashgraph Association and Hedera, aimed at enabling the tokenization of WISe.ART shares via ledger-based securities to revolutionize asset management.

o	WISe.ART technology bridges the gap between digital and physical worlds with the introduction of Phygital Packages (i.e. a physical valuable asset and a twin NFT).

We are proud to be at the forefront of digital innovation, ensuring a more secure & integrated future! #Cybersecurity #IoT #NFT #Blockchain #QuantumComputing

While for H1 2023, our total unaudited revenue stood at $15.1 million, a 39% increase from H1 2022, a notable highlight is the growth of our semiconductor segment (SEALSQ subsidiary), which reported a 38% increase in its revenue for the H1 2023 period to a total of $14.8 million, up from $10.7 million in H1 2022. This positive trajectory underscores the demand for our semiconductor and IoT products and our successful positioning in this sector.

Moving on to our strategic direction and business strategy, operating as a diversified holding company, WISeKey has four principal subsidiaries: SEALSQ Corp, WISeKey SA (WISeID), WISeSat.Space, and WISe.ART. Each plays a crucial role in expanding our technology portfolio. Collectively, these entities have a promising pipeline of opportunities for IoT semiconductor products, valued at $60 million.

Our long-term strategy is to further nurture each subsidiary towards maturity. As each subsidiary achieves this maturity, we plan to undertake individual IPOs, ensuring a steadfast dedication to our mission of securing the internet. Through our multi-sector engagement — ranging from digital identity, semiconductors, and quantum computing to space satellites and NFT platforms — we are uniquely poised to harness opportunities presented by the dynamic cybersecurity market and the broader Fourth Industrial Revolution.

A key recent milestone was SEALSQ's listing on the Nasdaq Global Market. While WISeKey retains a 90% stake in SEALSQ, the latter has successfully completed an initial $10 million tranche of a projected $20 million private placement. The proceeds are allocated for enhancements in production facilities, sales and marketing efforts and spearheading the development of a new wave of Quantum-resistant semiconductors (Project QUASARS.)

Our strategic positioning in the post-quantum cryptography sector is both timely and forward-thinking. The semiconductor segment's growth drivers include:

•	Increasing Threat of Quantum Computing: The surge in quantum computing threatens existing encryption models, thus amplifying the demand for post-quantum semiconductors.

•	Technological Advancements: Quantum-ready semiconductors and other semiconductor technology developments present growth opportunities in the post-quantum market.

•	Government Support: Global investments in post-quantum cryptography research further drive this segment’s growth.

WISeSat.Space’s emphasis on picosatellites presents a cost-effective method for satellite deployment. Leveraging this advantage, combined with growing demands in satellite services across diverse sectors like agriculture, logistics, and environmental monitoring, positions us for growth and diversification.

Meanwhile, our endeavors in the digital identity realm through WISeID are pivotal in the current global landscape where cybersecurity, privacy, and compliance with stringent regulations are paramount.

WISeKey SA through its WISeID technology is at the forefront of digital communications protection, with its mainstay being cryptographic root keys, Public Key Infrastructure (PKI) management, and trusted digital identity generation and management.

Lastly, our foray into the burgeoning NFT space via WISe.ART not only diversifies our revenue streams but also amplifies our standing as a leader in digital innovation. WISe.ART is thrilled to share some exciting news about our ongoing journey with WISe.ART Web 3.0 platform. We are not only venturing into a dynamic phase of our development, but also establishing solid foundations for the future of digital transactions.

We recently announced a pivotal partnership with Hedera and the significant investment they've made into WISe.ART. This strategic funding from The Hashgraph Association does more than just bolster the positioning of both our organizations in the digital identity and NFT landscape. It stands as a profound endorsement of the transformative capacity and adaptability of blockchain technology in shaping the next generation of the internet.

A key component of this investment in WISe.ART is our commitment to harness the power of the Hedera network. Recognized as a superior public ledger tailored for a decentralized world, Hedera will now be instrumental in the tokenization of WISe.ART AG shares. This process, known as tokenization, is a potential game-changer.

By transforming WISe.ART shares into tokens, we're pioneering a seamless and digital method to handle assets, in our case, the equity shares of WISe.ART. This evolution in handling shares eradicates the need for middlemen and redundant paperwork. What's even more remarkable is that these tokenized shares can be fragmented, allowing for multiple individuals to hold portions of a single share.

This innovative approach offers benefits to all parties involved. Investors can rejoice in enhanced liquidity, thanks to the ease of trading these tokens on secondary markets. For issuers like WISe.ART, this presents an opportunity to attract a broader, global audience of investors, which can elevate the potential capital investment. And the intermediaries, being the platforms themselves, stand to gain by channeling and profiting from the increased trade activities.

This initiative with Hedera serves as a concrete demonstration of how the Blockchain is reshaping the financial sector. The promise of the Blockchain lies in fostering a more streamlined, inclusive, and transparent financial ecosystem. This collaboration not only solidifies our reputations but positions both WISe.ART and Hedera at the forefront of blockchain and digital asset innovation.

We're eager to embark on this groundbreaking journey and look forward to keeping you informed of our progress. Thank you for your continued support and trust.

In conclusion, as we navigate the ever-evolving digital landscape, we remain committed to innovation, diversification, and delivering value to our shareholders. We are grateful for your trust and continued partnership.

Warm regards,

Carlos Moreira

About WISeKey:

WISeKey International Holding Ltd ("WISeKey", SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, and IoT solutions platform. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio. The subsidiaries include (i) SEALSQ Corp (Nasdaq: LAES), which focuses on semiconductors, PKI, and post-quantum technology products, (ii) WISeKey SA which specializes in RoT and PKI solutions for secure authentication and identification in IoT, Blockchain, and AI, (iii) WISeSat AG which focuses on space technology for secure satellite communication, specifically for IoT applications, and (iv) WISe.ART Corp which focuses on trusted blockchain NFTs and operates the WISe.ART marketplace for secure NFT transactions.

Each subsidiary contributes to WISeKey's mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using Blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. The company's semiconductors generate valuable Big Data that, when analyzed with AI, enable predictive equipment failure prevention. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, Blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeKey's strategic direction and its subsidiary companies, please visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:

This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties, and other factors, which could cause the actual results, financial condition, performance, or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.